SIMPSON THACHER & BARTLETT LLP
AMERICAN LAWYERS ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD HONG KONG (852) 2514-7600

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DIRECT DIAL NUMBER 852-2514-7630		E-MAIL ADDRESS LCHEN@STBLAW.COM

November 3, 2010

Mr. H. Roger Schwall

Ms. Laura Nicholson

Ms. Alexandra M. Ledbetter

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SinoTech Energy Limited
Amendment No. 4 to Registration Statement on Form F-1

Dear Mr. Schwall, Ms. Nicholson and Ms. Ledbetter:

On behalf of our client, SinoTech Energy Limited, a company organized under the laws of the Cayman Islands (the “Company”), we enclose ten (10) courtesy copies of Amendment No. 4 (“Amendment No. 4”) to the Company’s registration statement on Form F-1 (the “Registration Statement”), which was filed on November 3, 2010 on EDGAR with the Securities and Exchange Commission (the “Commission”).  Also enclosed are four (4) copies of additional exhibits to the Registration Statement filed yesterday on EDGAR with the Commission. For your ease of reference, the enclosed courtesy copies of the Registration Statement have been marked to show changes made to Amendment No. 3 (“Amendment No. 3”) to the Registration Statement filed with the Commission on November 1, 2010.

The Company has responded to all of the Staff’s comments contained in the letter dated November 2, 2010 either by revising Amendment No. 3 to comply with the comments or providing supplemental information as requested. Set forth below are the Company’s responses to the Staff’s comments in the November 2, 2010 comment letter. The comments

Leiming Chen Philip M.J. Culhane Chris Lin Sinead O’Shea Jin Hyuk Park Youngjin Sohn Kathryn King Sudol Resident Partners Admitted in New York
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are reproduced below for ease of your reference and are followed by a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 4 where the disclosure addressing a particular comment appears.

Amendment No. 3 to Registration Statement on Form F-1

1.                                      Please reconcile your disclosure at the top of page 41 that you have utilized all of your US$65.0 million loan facility with your disclosure elsewhere, such as at the bottom of page 40, that you have utilized US$50.0 million.

The Company has revised the disclosure on page 41 in response to the Staff’s comment. The Company confirms to the Staff that it has double checked such consistency throughout Amendment No. 4.

Our Business, page 101

Agreements relating to Dagang Oilfield. page 113

2.                                      As discussed with counsel on October 29, 2010, please disclose all material provisions relating to the allocation of liabilities under sections 4.4 and 9.1 of the customer contract filed as Exhibit 10.8, or tell us why they are not material. In that regard, we note that the revised disclosure at page 113 does not appear to reflect section 9.1 of such contract, and does not appear to fully describe section 4.4 of such contract.

The Company has revised the disclosure on page 113 in response to the Staff’s comment.

Principal and Selling Shareholders, page 134

3.                                      We note the following revised disclosure in footnote 7 to the table at pages 134-135: “Upon exercise of the warrants and obtaining our ordinary shares from Premium Sino Finance, Sequoia Capital China Funds will pledge these shares to Premium Sino Finance to guarantee performance of certain obligations to Premium Sino Finance.” Please briefly disclose the nature of such performance guarantees. In addition, with a view toward disclosure, tell us whether those shares are included in the beneficial ownership of Premium Sino Finance and Mr. Liu as reflected in the table at page 134.

The Company advices the Staff that it has been informed by Premium Sino Finance that Mr. Qingzeng Liu and Premium Sino Finance have agreed with Sequoia Capital China Funds that Sequoia Capital China Funds shall not have any obligation to pledge the ordinary shares Sequoia China Capital Funds will obtain upon the exercise of the warrants to Premium Sino Finance to guarantee performance of certain obligations to Premium Sino Finance.  Accordingly, the Company has revised the disclosure in footnote 7 to the table on pages 134 to 135 to remove the referenced disclosure.  The Company advises the Staff that the beneficial ownership of Sequoia

Capital China Funds as reflected in the table at page 134 includes all of the ordinary shares of the Company that Sequoia China Capital Funds will receive from Premium Sino Finance upon the exercise of the warrants held by Sequoia China Capital Funds.

Description of Share Capital, page 139

4.                                      We refer you to Sections 20-37 of the Amended and Restated Articles of Association, filed as Exhibit 3.1. Please revise your prospectus to describe the consequences of nonpayment of fees and taxes and the processes and timelines associated with notification of amounts owed and forfeiture of shares. In this regard, please update your narrative disclosure concerning the terms of your ordinary shares and American Depositary Shares, as appropriate.

The Company has revised the disclosure on page 144 in response to the Staff’s comment. The Company advises the Staff that based on the advice of Maples and Calder, the Company’s Cayman Islands counsel, the ordinary shares to be issued by the Company and the ordinary shares held by the existing shareholders are fully paid and non-assessable. Accordingly, Sections 24-37 of the Amended and Restated Articles of Association are not relevant to such ordinary shares. The Company notes, however, that Sections 20-23 could be relevant in certain circumstances. Sections 20-23 operate in respect of any debt which is due from the registered shareholder to the Company including a debt other than in respect of a payment due on the ordinary shares.  The Company believes that while it is in practice unlikely that such debt would arise, theoretically such circumstances are possible. The Company notes, however, that any debt due to the Company from a holder of American Depositary Shares would not trigger the operation of Sections 20-23.

The Company advises the Staff that the revised disclosure on page 144 summarizes (i) the lien provisions, which in theory may apply to ordinary shares covered by the Registration Statement and (ii) the call and forfeiture provisions, which cannot apply to the ordinary shares covered by the Registration Statement but which may apply to other issues of ordinary shares, if the Company determined to make an issue of shares nil paid or partly paid.

Taxation of Dividends, page 163

5.                                      We note the changes you made following our telephone conference with counsel on October 29, 2010. Please revise your disclosure to make clear the various transactions that may raise concerns or make clear that you are referencing the actions that may be taken by the depositary that are discussed under “Pre-release of ADSs” on page 157.

The Company has revised the disclosure on page 165 in response to the Staff’s comment.

Exhibit Index, page 11-5

6.                                      As discussed with counsel on October 29, 2010, please confirm that all exhibits that you have filed are properly identified in your exhibit index. For example, and without limitation, Exhibit 10.50 is an agreement with Dongying Luda Petrochemical Equipments Co., Ltd., not Tianjin Botenear.

The Company has revised the titles of Exhibits 10.4, 10.7 and 10.15 on page II-5 and Exhibit 10.50 on page II-7 in response to the Staff’s comment. The Company confirms to the Staff that it has reviewed its exhibit index and confirms that all exhibits the Company has filed are properly identified in its exhibit index.

Exhibit 1.1

7.                                      Please re-file the form of underwriting agreement to include the form of lock-up agreement. In that regard, we note that in your response letter dated August 25, 2010, you noted our request to file the lock-up agreements. In addition, please tell us why there are blanks in Schedule B to the underwriting agreement, and why you have not provided the information to be included in Schedule D.

The Company has re-filed the form of underwriting agreement as Exhibit 1.1 and included the form of lock-up agreement set forth in Exhibit B to the underwriting agreement and provided the information to be included in Schedule B and Schedule D to the underwriting agreement.

Exhibit 5.1

8.                                      Please obtain and file a revised opinion that clarifies the number of shares to be issued by the company in connection with the registration statement, and that covers all shares to be issued in connection with the registration statement. In that regard, the opinion should also cover shares that may be issued in connection with the underwriters’ over-allotment option. In addition, the revised opinion should distinguish between the outstanding shares to be sold by selling shareholders, and the shares to be sold by selling shareholders that will be issued upon exercise of the warrants.

The Company has filed a revised opinion as Exhibit 5.1 in response to the Staff’s comments.

9.                                      We refer you to Sections 20-37 of the Amended and Restated Articles of Association, filed as Exhibit 3.1. Please explain how it is possible for counsel to opine that the shares are fully paid and non-assessable.

The Company advises the Staff that, based on the advice of Maples and Calder, the Company’s Cayman Islands counsel, and as described in the Company’s response to the Staff’s comment 4 above, the ordinary shares covered by the Registration Statement are fully paid and non-assessable, meaning that no further sums are payable to the Company in respect of such ordinary shares. Sections 20 -23 of the Amended and Restated Articles of Association provide a mechanism for the Company to make recovery from a registered shareholder holding fully paid non-

assessable ordinary shares in respect of a debt arising other than in respect of a debt due on the ordinary shares. For example, in the event that there were commercial dealings between the Company and the registered shareholders not related to the ordinary shares.  Sections 24-37 relate only to ordinary shares which are not fully paid. These sections are therefore not relevant to the ordinary shares covered by this Registration Statement. Accordingly, the Company’s Cayman Islands counsel, Maples and Calder, is able to give the opinion in respect of these ordinary shares. In the future, the Company might issue shares which are not fully-paid and which are assessable and Sections 24-37 would protect the Company in such a situation.

Exhibit 8.3

10.                               We note that the second paragraph of the opinion refers to the proposed offer and sale by the Company of a number of American Depositary Shares....” Please have counsel revise the opinion to cover the proposed offer and sale by the company and the selling shareholders, as the discussion in the “Taxation—PRC Taxation” section in the prospectus concerns all of the American Depositary Shares being registered.

The Company has filed a revised opinion as Exhibit 8.3 in response to the Staff’s comments.

*                      *                      *

If you have any question regarding the Registration Statement, please do not hesitate to contact me at +(852) 2514-7630 (work) or +(852) 9032-1314 (mobile) or Stuart Orsak at +(852) 2514-7690 (work) or +(852) 6345-1242 (mobile).

Very truly yours,

/s/ Leiming Chen

Leiming Chen

Enclosures

cc:	Mr. Guoqiang Xin, Chief Executive Officer
Mr. Boxun Zhang, Chief Financial Officer
SinoTech Energy Limited

Stuart Orsak
Simpson Thacher & Bartlett LLP

Huanting Timothy Li
Sidley Austin LLP

Norman Tsui
Kelvin Kwong
Grant Thornton